                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ---------------------------------------------
                                                  OMB APPROVAL
                                   ---------------------------------------------
                                   OMB Number:                  3235-0058
                                   Expires:                     March 31, 2006
                                   Estimated average burden
                                   hours per response:          2.50
                                   ---------------------------------------------

                                   FORM 12b-25
                                                      SEC File Number: 000-28307

                           NOTIFICATION OF LATE FILING

    (Check One): ____ Form 10-K and Form 10-KSB ____ Form 11-K ____ Form 20-F
         X Form 10-Q and Form 10QSB ____ Form N-SAR ____ Form N-CSR
        ---

         For Period Ended:   January 31, 2004
                          ----------------------

|_|  Transition Report on Form 10-K         |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F         |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

         For the Transition Period Ended:______________________________________
         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:      NESCO Industries, Inc.
                        --------------------------------------------------------
Former name if applicable

--------------------------------------------------------------------------------
Address of principal executive office  (Street and number)

                            22-09 Queens Plaza North
--------------------------------------------------------------------------------
City, state and zip code    Long Island City, NY 11101
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)
         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


       |   (a) The reasons described in reasonable detail in Part III of this
       |   form could not be eliminated without unreasonable effort or expense;
       |
       |   (b) The subject annual report, semi-annual report, transition report
       |   on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or X Form N-CSR, or
 X     |   portion thereof, will be filed on or before the fifteenth calendar
 -     |   day following the prescribed due date; or the subject quarterly
       |   report or transition report on Form 10-Q, or portion thereof, will be
       |   filed on or before the fifth calendar day following the prescribed
       |   due date; and
       |
       |   (c) The accountant's statement or other exhibit required by Rule
       |   12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Explanation: The delay in filing the quarterly report on Form 10-QSB for the quarter ended October 31, 2003, among other things, has impaired the registrant's ability to timely file its quarterly report on Form 10-QSB for the quarter ended January 31, 2004. The registrant expects to file its quarterly report on or before the fifth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Michael J. Caputo                                 718       752-2400
--------------------------------------------------------------------------------
       (Name)                               (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 X  Yes     No
                                                                ---     ---
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 X  Yes     No
                                                                ---     ---

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation: Due to the fact that the registrant ceased business operations and became inactive in May 2003, revenues decreased in the nine months ended January 31, 2004 to $25,364 compared with revenues of $3,659,990 in the prior year period. Net loss decreased in the nine months ended January 31, 2004, to $1,460,859 compared with a net loss of $2,059,315 in the prior year period as a result of the May 2003 cessation of business operations offset in part by increased consulting expense due to the repricing of warrants. NOTE: The revenues and net loss for the nine months ended January 31, 2004 presented above are preliminary and subject to adjustment.


                             NESCO Industries, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 17, 2004                    By:  /s/ Michael J. Caputo
     ---------------------                    ---------------------------------
                                                Michael J. Caputo,
                                                President


         Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.12(b) of this chapter).